UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LATAM Airlines Group S.A.

File No. 001-14728 - CF#32345

LATAM Airlines Group S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 1, 2015.

Based on representations by LATAM Airlines Group S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1.8	through March 31, 2025
Exhibit 4.1.9	through March 31, 2025
Exhibit 4.20.1	through March 31, 2025
Exhibit 4.20.2	through March 31, 2025
Exhibit 4.33.1	through March 31, 2025
Exhibit 4.33.2	through March 31, 2025
Exhibit 4.33.3	through March 31, 2025
Exhibit 4.38	through March 31, 2025
Exhibit 4.38.1	through March 31, 2025
Exhibit 4.39	through March 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary